UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41638

AMBIPAR EMERGENCY RESPONSE

(Exact name of registrant as specified in its charter)

Avenida Angélica, nº 2346, 5th Floor

São Paulo, São Paulo, Brazil, 01228-200

Tel: +55 (11) 3526-3526

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Ambipar Enters into Restructuring Support Agreement with Holders of a Majority of the Green Notes

São Paulo, Brazil – July 9, 2026 – Ambipar Emergency Response’s (the “Company”) parent company, Ambipar Participações e Empreendimentos S.A. (B3: AMBP3) (“Ambipar Parent”), together with Environmental ESG Participações S.A. (“ESG”), announced the execution of a Restructuring Support Agreement (the “RSA”) with certain creditors holding a majority of the the 2031 Green Notes issued on February 6, 2024, (the “2031 Green Notes”) and (ii) the 2033 Green Notes issued on February 5, 2025, (the “2033 Green Notes” and, together with the 2031 Green Notes, the “Green Notes”), issued by a subsidiary of Ambipar Parent (together, the “Supporting Creditors”). Copies of the press release and cleansing materials (including the RSA) are furnished as exhibits to this Report on Form 6-K.

About Ambipar Emergency Response

Ambipar Response specializes in environmental services and operates in six main business units: emergency response, fire response, marine response, medical response, industrial response and environmental response. The Company is present in 41 countries across all six continents, providing standardized services across all regions.

The Company was founded in 1995 by Tércio Borlenghi Jr.

For more information, visit ambipar.com and http://ir-response.ambipar.com/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date they first issued and are based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. These statements identify prospective information and may include words such as “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast,” “plan,” “predict,” “project,” “potential,” “aspiration,” “objectives,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Ambipar Response’s control.

Ambipar Response’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: more intense competition than expected, lower addition of new clients, regulatory measures, more investments in our business than expected, and our inability to execute successfully upon our strategic initiatives, among other factors described in “Item 3.D—Key Information--Risk Factors” of Ambipar Response’s annual report on Form 20-F for the year ended December 31, 2024 and other public filings it makes with the Securities and Exchange Commission. Ambipar Response does not undertake any obligation to update or revise any forward-looking statements to reflect any change in its expectations with respect to such statements or any changes in events, conditions or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Investor Relations Contact:

Email: ir.response@ambipar.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 9, 2026

AMBIPAR EMERGENCY RESPONSE

By:	/s/ Thiago da Costa Silva
Name:	Thiago da Costa Silva
Title:	Director

EXHIBIT INDEX

Exhibit 99.1 –	Material Fact (fato relevante) disseminated in Brazil by Ambipar Participações e Empreendimentos S.A. and Environmental ESG Participações S.A on July 8, 2026
Exhibit 99.2 –	Cleansing Materials

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